UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 04, 2023

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street, NE, Atlanta, GA 30308

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Form 1-U that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Form 1-U or in the information incorporated by reference into this Form 1-U.

The forward-looking statements included in this Form 1-U are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Actual results and performance could differ materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements included in this Form 1-U. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Form 1-U, whether as a result of new information, future events, changed circumstances or any other reason. The inclusion of such forward-looking statements in this Form 1-U should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 1-U will be achieved.

Item 4. Changes in Issuer’s Certifying Accountant

(a) Dismissal of Previously Engaged Principal Accountant

On May 04, 2023, the management of UC Asset LP (the “Partnership”) decided not to seek reengagement of BF Borgers CPA PC (“BFB”), which was the Partnership’s principal accountant to audit our financial statements since May 26, 2021.

The decision was made solely for the purpose of making our cost of audit process more manageable and projectable.

BFB’s reports on our financial statements for the past two years do not contain any adverse opinion or a disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principle.

The Partnership has furnished -BFB with a copy of this disclosure and has requested that BFB furnish us with a letter addressed to the SEC stating whether it agrees with the foregoing statements. In addition, the Partnership has authorized BFB to respond fully to the inquiries of its successor concerning the subject matter as set forth above.

(b) Engagement of a New Principal Accountant

On May 04, 2023, the management of UC Asset LP (the “Partnership”) decided to engage Bolko & Associates, LLC(“Bolko”) as the Partnership’s principal accountant to audit our financial statements.

The decision was made solely for the purpose of making our cost of audit process more manageable and projectable.

We did not consult with Bolko during our two most recent fiscal years or through the date of engagement regarding (i) the application of accounting principles as to a specified transaction either completed or proposed or on the type of audit opinion that may be rendered on our financial statement and neither a written nor oral advice was provided by Bolko that was an important factor considered by us in reaching a decision as to any accounting auditing or financial report issue; (ii) any matter that was the subject of a disagreement as a reportable event as defined in Item 304(a)(l)(iv) and (v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Jason Armstrong
Name:	Jason Armstrong
Title:	Manager of General Partner

Date 05/19/2023

3